Exhibit 3.2

AUDIT COMMITTEE MEMBER

SERVICE AGREEMENT

This Audit Committee Member Service Agreement (hereinafter this “Agreement”) is made, entered into, and effective as of July 01, 2019 (hereinafter the “Effective Date”)

BY AND BETWEEN:

UC Asset LP, a Delaware limited partnership of which the primary office locates at 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341 (hereinafter the “Company”)

AND:

_____________________, an individual whose mailing address is ____________________

_________________________(hereinafter the “Committee Member”).

The Company and the Committee Member may be referred to individually as a “party” or collectively as the “parties” in this Agreement.

NOW THEREFORE, IN CONSIDERATION of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the parties agree as follows:

ARTICLE 1: SERVICES, FEES, AND PAYMENT

1.1.	The Company engages the Committee Member as an independent contractor to provide services described in Schedule ‘A’ attached hereto (the “Services”), and the Committee Member agrees to perform such Services.

1.2.	The parties agree that, the Services provided by the Committee Member DO NOT constitute any transfer, assignment, or in any other senses shift of the obligations and liabilities of the Company to the Committee Member with respect to regulatory compliance and/or financial risk management, even if it is the Committee Member’s duty to oversee the Company and ensure that reasonable measures have been taken by the Company on matters of regulatory compliance and financial risk management.

1.3.	For Services rendered, the Company will pay to the Committee Member a compensation of Seven Thousand US dollars ($7,000.00) per annum (hereinafter the “Compensation”), in two payments made at the beginning of every six months starting at the Effective Date. And the Committee Member will accept such Compensation as full payment for its Services.

The parties agree to make reasonable adjustments to the amount of Compensation, from time to time and upon mutual agreement of the parties, to adapt to the development of the Company as well as to the change of cost of living in general.

1.4.	In addition to the Compensation, the Company shall reimburse the Committee Member payment of the following expenses within 30 days of receiving satisfactory written documentation (sufficient to be audited) setting out the expense incurred by the Committee Member:

●	Transportation and lodging costs incurred for the Committee Member to attend any meeting of the Company’s Audit Committee, provided the Company has previously approved the nature, scope, and extent of such costs;

●	Any other expense approved in writing by the general partner of the Company.

1.5.	The Committee Member shall not be entitled to recover from the Company reimbursement for any expenses that were not included in the above Article 1.4.

ARTICLE 2: TERM AND TERMINATION

2. 1.	The term of this Agreement shall commence on the Effective Date set forth on the first page, and, unless earlier terminated pursuant to Article 2.2 of this Agreement, terminate upon the earliest of the following occurring (the “Term”):

●	The date that the Committee Member is removed by action of majority vote of the Company’s shareholders in accordance with the Company’s Limited Partnership Agreement; or

●	The date that the Committee Member resigns, provided that the Committee Member previously provided to the Company 30 days advance written notice of such intention to resign.

2. 2.	Notwithstanding any other provision of this Agreement, if and when any one of the following events occurs, then, and in addition to any other remedy or remedies available to the Company, this Agreement shall be immediately and automatically terminated, and the Company shall not be under any further obligation to the Committee Member:

a)	the Committee Member commits repeated and/or continual breach of any of Committee Member’s obligations under this Agreement;

b)	the Committee Member fails to attend any two consecutive Audit Committee meetings of the Company consecutively and no other Committee Member of the Company has agreed to attend such meetings on Committee Member’s behalf;

c)	the Committee Member is or becomes prohibited by any law, regulation, rule, practice direction, or practice rule from taking up the post of Committee Member;

d)	the Committee Member is or becomes unable to perform his duties under this Agreement due to death, health reasons, disability, or being of unsound mind, unless the Company can accommodate the Committee Member’s health impairment or disability without the Company incurring undue hardship;

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

e)	the Committee Member’s actions or omissions bring the name or reputation of the Company, or any of Company’s affiliates, subsidiaries, or parent (each a “Group Member”) into serious disrepute or prejudices the business interests of the Company or any Group Member;

f)	the Committee Member is sued for criminal liability or convicted of any criminal offence, other than an offence which in the reasonable opinion of the Company does not affect the Committee Member’s position as a Committee Member; or

g)	the Committee Member is sued, fined, penalized, or censured for alleged or actual violation of any securities law or regulation in the United States or elsewhere.

2. 3.	Notwithstanding any other provisions of this Agreement, the provisions of Articles 5 and 6 of this Agreement and all obligations of each party that have accrued before the effective date of termination of this Agreement that are of a continuing nature will survive termination or expiration of this Agreement.

ARTICLE 3: INDEPENDENT CONTRACTOR

3.1.	The Committee Member shall be an independent contractor and not the servant, employee, or agent of the Company, unless that, from time to time and upon mutual agreement of the parties, the Company may pass a resolution which results in the creation of agency relationship, then the Committee Member shall, in that context, be the agent of the Company, as the case may be.

3.2.	The Committee Member will promptly pay, and be solely responsible for paying, as the same become due and payable as a result or consequence of Compensation paid or payable by the Company to the Committee Member pursuant to this Agreement, all amounts payable pursuant to applicable tax statutes, workers’ insurance statutes, pension plan statutes, and any other taxes, statutory deductions, contributions, and assessments on income required by the federal and state laws of the United States.

3.3.	The Committee Member agrees to indemnify and save harmless the Company against and for all and any claims, assessments, penalties, interest charges and legal fees and disbursements and taxes incurred as result of having to defend same made against the Company as a result of the Committee Member’s failure to comply with Article 3.2 of this Agreement.

3.4.	The Committee Member is not entitled to participate in any benefits or pension plan provided by the Company to any of its employees. Except as is required by law, the Committee Member will not receive any of the following or similar payments from the Company: vacation pay; holiday pay; sick pay; overtime pay; benefits; or automobile allowance or company car.

3.5.	Subject to compliance with the provisions of this Agreement, the Committee Member may, at any time or times during the Term, carry on the business of providing services to the general public either alone or in association or partnership with another or others, so long as such provision of services does not: create a conflict of interest with the interests of the Company; hinder the Committee Member from his commitment to providing the Services to the Company; or prevent the Committee Member from providing the Services in a timely and competent manner.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

ARTICLE 4: PERSONAL SERVICE AND NON-ASSIGNMENT

4.1.	This Contract is an agreement relating to the provision of services by the Committee Member personally. Therefore, the Committee Member’s rights, interests, obligations, duties, etc. hereunder shall not be transferred, assigned or delegated to any third party (except the appointment in writing by the Committee Members of any other Committee Member as proxy to attend a committee meeting of the Company).

ARTICLE 5: INSIDER TRADING POLICY

5. 1.	Committee Member recognized that in the course of his duties hereinabove, Committee Member may receive from the Company, or others associated with the Company, information that may be considered “material, nonpublic information” concerning a public company that is subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended. These “material, nonpublic information” about the Company may include, among other things, strategic plans; significant capital investment plans; negotiations concerning acquisitions or dispositions; major new contracts (or the loss of a major contract); other favorable or unfavorable business or financial developments, projections or prospects; a change in control or a significant change in management; impending securities splits, securities dividends or changes in dividends to be paid; a call of securities for redemption; and, most frequently, financial results. Committee Member agrees NOT to:

a)	purchase or sell, directly or indirectly, any securities of the Company while in possession of any material, nonpublic information concerning the Company; or

b)	communicate any material, nonpublic information concerning the Company to any other person in which it is reasonably foreseeable that such person is likely to i) purchase or sell, directly or indirectly, any securities of the Company while in possession of such material, nonpublic information concerning the Company; or ii) otherwise benefit, directly or indirectly, from possession of such material nonpublic information.

5. 2.	In cases Committee Member desires to purchase or sell any securities of the Company, he is encouraged to purchase or sell during the period extending from the third (3rd) through the thirteenth (13th) business day following the release of the Company’s earnings for the immediately preceding fiscal period to the public.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

ARTICLE 6: CONFIDENTIALITY

6. 1.	The Committee Member acknowledges and agrees that the Company has certain confidential information which includes knowledge of trade secrets whether patented or not, computer programs, research and development data, testing and evaluation plans, business plans, opportunities, forecasts, products, strategies, proposals, suppliers, sales, manuals, work programs, financial and marketing information, customer and investor lists or names, and information regarding customers, investors, contracts and accounts of the Company whether printed, stored electronically, or provided verbally (hereinafter the “Confidential Information”). Notwithstanding the foregoing, Confidential Information shall not include:

(a)	information that has become generally available to the public other than as a result of a disclosure in breach of this Agreement;

(b)	information that is lawfully received on a non-confidential basis by the Committee Member from a source other than the Company or any of its respective subsidiaries, parent company, affiliates, officers, employees, agents, advisors or other representatives and such source is not prohibited from transmitting or disclosing the data or information by reason of any contractual, legal or fiduciary obligation; or

(c)	information that the Committee Member must disclose pursuant to the requirements of law, provided that the Committee Member provides prompt written notice to the Company of such required disclosure so that the Company may seek a protective order or other appropriate remedy or waive compliance with the requirements of this Agreement. In the event that such protective order or other remedy is not obtained, or the Company does not waive compliance with the requirements of this Agreement, the Committee Member agrees to furnish only that portion of the information that he is legally required to disclose and will exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such information.

6. 2.	The Committee Member agrees that he will treat as confidential and will not, without the prior written consent of the Company, publish, release, disclose, or permit to be published, released or disclosed, either before or after the termination of this Agreement, any Confidential Information other than for the Company’s purposes and benefit.

6. 3.	The Committee Member agrees that during the term of contract and for twelve (12) months thereafter, he will not use, directly or indirectly, any Confidential Information for his own benefit or for the benefit of any person competing or endeavoring to compete with the Company.

ARTICLE 7: CONFLICT AND NON-COMPETITION

7.1.	The Committee Member will not, during the Term, provide any service to any person where the performance of that service may or does, in the reasonable opinion of the Committee Member or the actual knowledge of the Committee Member, give rise to a conflict of interest between the obligations of the Committee Member under this Agreement, and the obligations of the Committee Member to such other person.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

ARTICLE 8: GENERAL

8.1.	Entire Agreement. This Agreement constitutes the entire Agreement between the parties with respect to all matters herein, and there are no other agreements in connection with this subject matter except as specifically set forth or referred to in this Agreement. This Agreement supersedes any and all prior agreements and understandings relating to the subject matter. Both parties acknowledge that neither of the parties has been induced to enter into this Agreement by any representation or writing not incorporated into this Agreement.

8.2.	Governing Law. This Agreement will in all respects be governed exclusively by and construed in accordance with the laws of the State of Georgia.

8.3.	Amendments. This Agreement may only be amended if such amendment is confirmed in writing by both parties.

8.4.	Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had all signed the same document. All counterparts shall be construed together and shall constitute one and the same original document. Each party may deliver a counterpart signature page by facsimile transmission.

8.5.	Severability. If any portion of this Agreement is declared invalid or unenforceable, in whole or in part, it shall not be deemed to affect or impair the validity or enforceability of any other covenant or provisions herein, and such unenforceable portion shall be severed from the remainder of the Agreement.

8.6.	Headings. The headings used in this Agreement are for the convenience of reference only and do not form part of or affect the interpretation of this Agreement.

8.7.	Schedules. Any Schedules to this Agreement are an integral part of this Agreement as if set out at length in the body of this Agreement.

8.8.	Conflict. In the event that there is a conflict or inconsistency between the wording of any of this Agreement and any Schedule, the Agreement shall govern.

8.9.	Further Assurances. The parties agree to do all such other things and to take all such other actions as may be necessary or desirable to give full effect to the terms of this Agreement.

8.10.	Number and Gender. Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

*******THE REMAINDER OF THIS PAGA IS INTENTIONALLY LEFT BLANK********

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

IN WITNESS WHEREOF the parties have duly executed this Agreement by signing below as of the Effective Date.

COMPANY	COMMITTEE MEMBER

UC Asset	NAME (please print)________________

/s/	/s/
By: Gregory C. Bankston	By: Himself
Title : Managing Member, General Partner

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com